

June 25, 2013

Via E-mail
Mr. Avi Katz
President, General Counsel & Secretary
Loral Space & Communications Inc.
600 Third Avenue
New York, New York 10016

     Re: **Loral Space & Communications Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2012
                 File No. 001-14180
                 Filed March 1, 2013

Dear Mr. Katz:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. We note that on November 2, 2012, you completed the sale of your wholly-owned subsidiary, SS/L, to MDA Communications Holdings, Inc. Subsequent to the sale, we note you have one operating segment consisting of satellite-based communications services you participate in through your 62.8% economic interest in Telesat Holdings Inc., which owns Telesat Canada. Further, we note you use the equity method of accounting for your investment in Telesat Holding Inc. Please provide a detailed legal analysis explaining why you believe you are not an investment company as defined in the Investment Company Act of 1940.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director